

Mail Stop 3030

May 27, 2010

Mr. Kevin S. Herrmann
Chief Financial Officer
Ballantyne Strong, Inc.
4350 McKinley Street
Omaha, NE 68112

> **Re:** **Ballantyne Strong, Inc**.
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 23, 2010**
> **File No. 001-13906**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 001-13906**

Dear Mr. Herrmann:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 39, and Exhibit 23

1.   Please amend the filing to include a signed audit report and a signed auditor's consent. Please refer to the guidance provided in Item 302 (a) of Regulation S-T, which addresses signatures in electronic filings.

Consolidated Statements of Operations, page 41

2.   Please tell us whether you plan to file financial statements in an amendment to your Form 10-K for your joint venture pursuant to Rule 3-09 of Regulation S-X. Tell us the audited and unaudited periods you will include.

Note 2. Summary of Significant Accounting Policies, page 44

Consignment Inventory, page 45

3.   Please tell us how you define consignment inventories, the significant terms of these arrangements and why you record revenue on consignment sales. We note your response to comment 1 in your letter dated July 25, 2008. However we noted no explanation of these arrangements and your accounting for them as operating leases in this note.

Warranty Reserves, page 49

4.   We note that you present a line item in your reconciliation for amounts written off, net of recoveries. Please tell us the nature of the recoveries. Please also revise future filings, as necessary, to include each of the line items required by paragraph 460-10-50-8(c) of FASB ASC, including the aggregate reductions in that liability for payments made under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

Note 5. Digital Link II Joint Venture, page 51

5.   We note that you record your proportionate share of the LLC income or loss based on the most recently available financial statements. Please tell us why you refer to the most recently available financial statements and discuss what periods of the LLC's income or loss you have reflected in your financial statements for each period presented.

Item 9A(T). Controls and Procedures, page 75

6.   We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition.

Item 11. Executive Compensation, page 76

7.   It does not appear you have provided complete disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Exhibits 31.1 and 31.2

8.   We note the following in the certifications required by Exchange Act Rule 13a-14(a):

*   In paragraph 4, the word 'are' was replaced with the word 'am';
*   In paragraph 4 of Exhibit 31.1, the phrase '(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))' was replaced with 'Exchange Act Rules 13a-15(e) and 15d-15(e)' and the phrase '(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))' was removed;
*   In paragraph 4 of Exhibit 31.2, the parentheses were replaced with brackets;
*   In paragraph 4(d), the phrase '(the registrant's fourth fiscal quarter in the case of an annual report) ' was removed; and
*   In paragraphs 5(a) and (b), the word 'control' is replaced with 'controls'.
*   Please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement filed on April 20, 2010

Board of Directors, page 7

9.   We note you do not appear to have provided disclosure concerning board diversity, board qualifications and board leadership structure as required by Regulation S-K, Items 407(c)(2)(iv), 401(e), and 407(h), respectively. Please tell us how you intend to address these omissions.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Jay Mumford, Senior Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant